ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM
December 8, 2025
VIA EDGAR AND ELECTRONIC MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Erin Jaskot
Ta Tanisha Meadows
Rufus Decker

Re:	Bob’s Discount Furniture, Inc.
Draft Registration Statement on Form S-1
Submitted September 19, 2025
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 5, 2025
CIK No. 002085187
Ladies and Gentlemen:
On behalf of our client, Bob’s Discount Furniture, Inc. (the “Company”), we are confidentially submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 to the draft Registration Statement on Form S-1 (the “Second Amended Draft Registration Statement”), which reflects revisions to the above-referenced Amendment No. 1 to Draft Registration Statement filed with the Commission on November 5, 2025. The Registration Statement has been revised in response to the comment letter addressed to the Company dated December 2, 2025 from the staff of the Commission (the “Staff”), as well as certain other updated information.
Capitalized terms used but not otherwise defined herein have the meanings set forth in the Second Amended Draft Registration Statement.
For reference purposes, the comments contained in the Staff’s letter dated December 2, 2025 are reproduced below in bold and the corresponding responses are shown below the comment. All references to page numbers in the Company’s responses are to the page numbers in the Second Amended Draft Registration Statement.
Amendment No. 1 to Draft Registration Statement on Form S-1
The Offering, page 17

Division of Corporation Finance
Securities and Exchange Commission
December 8, 2025

1.    Where you discuss the use of proceeds, quantify the amount that will be used to repay the Term Loan Facility, and specify that borrowings under the Term Loan Facility were used to pay the cash dividend to pre-IPO stockholders, including Bain Capital. To the extent that any of the proceeds will be used to pay the cash dividend directly, please also quantify this amount. Elsewhere that you discuss the Term Loan Facility, explain that you are obligated to prepay the outstanding amount with 100% of the net cash proceeds upon consummation of the IPO, as disclosed on page 125. If any amount will remain outstanding under the Term Loan Facility following the IPO such that you will be obligated to use 50% of annual excess cash flow (subject to a step-down) to prepay the outstanding amount, disclose this as well. Include related risk factor disclosure, as appropriate.
Response to Comment 1:
The Company supplementally advises the Staff that the cash dividend to pre-IPO stockholders was paid in full on or before November 14, 2025, and the net proceeds from the offering will not be used to pay the cash dividend. The Company further advises the Staff that it expects to repay all amounts outstanding under the Term Loan Facility with the net proceeds from the offering and has revised its disclosure on pages 17, 20, 44, 48 and 54 of the Second Amended Draft Registration Statement in response to the Staff’s comment to include the applicable requested information. The Company will update the disclosure to reflect any change in this expectation prior to effectiveness of the Registration Statement.

Summary Historical Consolidated Financial Data, page 18
2.    Please revise your pro forma weighted average number of shares outstanding computation (discussed in note 1) to limit the number of IPO shares included to specific and appropriate use of proceeds items, such as the number of shares used to repay debt.
Response to Comment 2:
The Company supplementally advises the Staff that it has revised its disclosure on pages 23-24 of the Second Amended Draft Registration Statement in response to the Staff’s comment.
Summary Historical Consolidated Financial Data, page 18
3.    Please revise the comparable sales growth title to refer to it as adjusted on pages 20 and 60, and anywhere else as adjusted amounts are presented. Also, present comparable sales growth unadjusted whenever as adjusted amounts are presented.
Response to Comment 3:
The Company supplementally advises the Staff that it has revised its disclosure on pages iii, 3, 15-16, 24-25, 61-62, 64, 66, 73-74 and 85 of the Second Amended Draft Registration Statement in response to the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
December 8, 2025

Our business, results of operations and financial condition may be adversely affected by global economic conditions and the effect of..., page 22
4.    We note your disclosure on page 75 that you continue to be impacted by inflation, including in the nine-month fiscal period ended September 28, 2025. Please update this risk factor and Management's Discussion and Analysis to explain how inflationary pressures have materially impacted your operations. In this regard, please identify the types of inflationary pressures you are facing and clarify the resulting impact(s) to the company and on your results of operations. Please also discuss any mitigating factors you have taken, or may take, in response to inflation, such as price increases which you discuss on page 75. We also note that you experienced declines in comparable sales in both 2023 and 2024, which you attribute partially to inflation. To the extent material, please explain whether there is a risk that your recent comparable sales growth could be impacted by inflation.
Response to Comment 4:
The Company supplementally advises the Staff that it has revised its disclosure on pages 18, 27-28, 72 and 82 of the Second Amended Draft Registration Statement in response to the Staff’s comment.
Risks Related to Data Privacy and Information Technology
We rely extensively on computer systems to process transactions, summarize results and manage our business. Disruptions in both our..., page 37
5.    We note the inclusion of disclosure throughout referring to a system outage in 2024. Please update this risk factor to address this outage and the related insurance coverage, if material.
Response to Comment 5:
The Company supplementally advises the Staff that notwithstanding the impact on period over period comparable store sales, it does not consider the cyber incident and related system outage experienced in 2024, nor the related insurance coverage amounts, to be material. However, the Company has revised its disclosure on pages 42-43 of the Second Amended Draft Registration Statement in response to the Staff’s comment.

Certain of our directors may have conflicts..., page 44
6.    Please discuss here or in a separate risk factor the possible conflicts of interest that stem from management's decision to enter into $350 million term loan agreement to pay a $423.3 million pre-IPO dividend to existing shareholders, including the majority shareholder Bain Capital.
Response to Comment 6:
The Company respectfully advises the Staff that it does not believe that management’s decision to enter into the $350 million term loan agreement and pay the $423.3 million pre-IPO dividend

Division of Corporation Finance
Securities and Exchange Commission
December 8, 2025

to existing shareholders, including the majority shareholder, raises any conflicts of interest with future public shareholders. Both the entry into the term loan agreement and the payment of the pre-IPO dividend were transactions undertaken when investment funds affiliated with Bain Capital owned the majority of the equity of the Company and there were no public shareholders. In undertaking these transactions, management acted in the best interest of the Company’s shareholders at the time. The transactions have been fully disclosed in the Second Amended Draft Registration Statement to the prospective new investors in this offering. The Company further supplementally advises the Staff that the Draft Registration Statement already contains risk factor disclosures regarding the potential implications of the Company being controlled by Bain Capital. See “Following the consummation of this offering, we will be a ‘controlled company’ within the meaning of the rules of the New York Stock Exchange and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to all such requirements,” “Because Bain Capital owns a significant percentage of our common stock, it may control all major corporate decisions and its interests may conflict with your interests as an owner of our common stock and our interests” and “Certain of our directors may have conflicts of interest because of their ownership of equity interests of, and their employment with, Bain Capital and its affiliates.” Notwithstanding the foregoing, in response to the Staff’s comments, the Company has added disclosure on pages 49 and 51 of the Second Amended Draft Registration Statement relating to the Recapitalization.
General
7.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
Response to Comment 7:
The Company acknowledges the Staff’s comment and supplementally advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and Section 163B thereunder, whether or not they retain copies of such communications.
*    *    *    *    *

Division of Corporation Finance
Securities and Exchange Commission
December 8, 2025

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (212) 841-8857 or my colleague, Craig Marcus, at (617) 951-7802. Thank you in advance for your assistance.

Very truly yours,

/s/ Rachel D. Phillips

Rachel D. Phillips of Ropes & Gray LLP

Enclosures

cc: William G. Barton, Bob’s Discount Furniture, Inc.
Carl Lukach, Bob’s Discount Furniture, Inc.
Ryan Schaffer, Bob’s Discount Furniture, Inc.
Craig E. Marcus, Ropes & Gray LLP
Marc D. Jaffe, Latham & Watkins LLP
Adam J. Geraldi, Latham & Watkins LLP
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